LAW OFFICES
JMS Law Group, PLLC
1000 Woodbury Road, Suite 110
Woodbury, NY 1797
TELEPHONE: (516) 422-6285 FACSIMILE: (516) 422-6286 E-MAIL: jstein@jmslg.com

December 23, 2010

Via Facsimile: (202) 772-9185

George K. Schuler
Mining Engineer
Office of Natural Resources
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:	Oregon Gold, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 31, 2010
File No. 000-53307

Dear Mr. Schuler:

As we discussed, this office represents the above referenced company and will be assisting the company in preparing its response to your letter dated December 9, 2010.  The company may be delayed in complying with your request in a timely fashion given the time of year.  This shall confirm our agreement whereby you have granted the company an extension of 15 days to reply to your letter.

If you have any questions or additional requests please contact the undersigned at the number above.

Very truly yours,

Jeffrey M. Stein

Cc: Yinfang Yang